FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document
No. 1       FRN Variable Rate Fix dated 19 January 2004
No. 2       FRN Variable Rate Fix dated 19 January 2004
No. 3       Director Shareholding dated 19 January 2004
No. 4       FRN Variable Rate Fix dated 19 January 2004
No. 5       FRN Variable Rate Fix dated 19 January 2004
No. 6       FRN Variable Rate Fix dated 19 January 2004
No. 7       FRN Variable Rate Fix dated 19 January 2004
No. 8       FRN Variable Rate Fix dated 19 January 2004
No. 9       FRN Variable Rate Fix dated 20 January 2004
No. 10      FRN Variable Rate Fix dated 20 January 2004
No. 11      FRN Variable Rate Fix dated 21 January 2004
No. 12      FRN Variable Rate Fix dated 21 January 2004
No. 13      FRN Variable Rate Fix dated 23 January 2004
No. 14      FRN Variable Rate Fix dated 23 January 2004
No. 15      FRN Variable Rate Fix dated 23 January 2004
No. 16      Employee Share Option Scheme dated 23 January 2004
No. 17      FRN Variable Rate Fix dated 23 January 2004
No. 18      FRN Variable Rate Fix dated 23 January 2004

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 4,100,000.00
    MATURING: 15-Oct-2007
    ISSUE DATE: 16-Oct-2002
    ISIN: XS0156549296

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2004 to 16-Apr-2004 HAS BEEN FIXED AT 4.153750 PCT.

INTEREST PAYABLE VALUE 16-Apr-2004 WILL AMOUNT TO
GBP 10.35 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2

RE: NORTHERN ROCK PLC
    USD 10,000,000.00
    MATURING: 19-Jan-2007
    ISSUE DATE: 19-Jan-2001
    ISIN: XS0123040213

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Jan-2004 to 19-Apr-2004 HAS BEEN FIXED AT 1.230000 PCT.

INTEREST PAYABLE VALUE 19-Apr-2004 WILL AMOUNT TO
USD 307.50 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

                               NORTHERN ROCK PLC
                     NOTIFICATION OF ACQUISITION OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that on 16 January 2004 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares    Price per Share    Percentage of Issued Share Capital

5526            GBP7.39              0.0013

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 5526 shares to nil.

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 100,000,000.00
    MATURING: 19-Jan-2005
    ISSUE DATE: 19-Jly-2002
    ISIN: XS0151685103

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jan-2004 TO 19-Apr-2004 HAS BEEN FIXED AT 4.085160 PCT

INTEREST PAYABLE VALUE 19-Apr-2004 WILL AMOUNT TO:
GBP 1,015.71 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5

RE: NORTHERN ROCK PLC
    GBP 10,000,000.00
    MATURING: 18-Jly-2005
    ISSUE DATE: 18-Jly-2003
    ISIN: XS0172778986

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jan-2004 TO 19-Apr-2004 HAS BEEN FIXED AT 4.085160 PCT

INTEREST PAYABLE VALUE 19-Apr-2004 WILL AMOUNT TO:
GBP 5,078.55 PER GBP 500,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 17-Jan-2005
    ISSUE DATE: 01-Oct-2002
    ISIN: XS0155313397

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jan-2004 TO 19-Apr-2004 HAS BEEN FIXED AT 4.115160 PCT

INTEREST PAYABLE VALUE 19-Apr-2004 WILL AMOUNT TO:
GBP 102.60 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 985,000.00
    MATURING: 18-Oct-2004
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381215

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jan-2004 TO 19-Apr-2004 HAS BEEN FIXED AT 3.975160 PCT

INTEREST PAYABLE VALUE 19-Apr-2004 WILL AMOUNT TO:
GBP 9.91 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 4,100,000.00
    MATURING: 18-Oct-2004
    ISSUE DATE: 25-Oct-1999
    ISIN: XS0103538822

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jan-2004 TO 19-Apr-2004 HAS BEEN FIXED AT 4.025160 PCT

INTEREST PAYABLE VALUE 19-Apr-2004 WILL AMOUNT TO:
GBP 100.08 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 9

RE: NORTHERN ROCK PLC
    GBP 1,000,000.00
    MATURING: 16-Jan-2007
    ISSUE DATE: 16-Jan-2004
    ISIN: XS0183578953

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2004 TO 16-Apr-2004  HAS BEEN FIXED AT 4.103750 PCT

INTEREST PAYABLE VALUE 16-Apr-2004 WILL AMOUNT TO:
GBP 10.23 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 10

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 16-Jly-2009
    ISSUE DATE: 16-Jan-2004
    ISIN: XS0183579415

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2004 TO 16-Apr-2004  HAS BEEN FIXED AT 4.153750 PCT

INTEREST PAYABLE VALUE 16-Apr-2004 WILL AMOUNT TO:
GBP 10.36 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 11

RE: NORTHERN ROCK PLC
    GBP 400,000,000.00
    MATURING: 16-Jan-2007
    ISSUE DATE: 16-Jan-2004
    ISIN: XS0183743151

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2004 TO 16-Apr-2004 HAS BEEN FIXED AT 4.098750 PCT

INTEREST PAYABLE VALUE 16-Apr-2004 WILL AMOUNT TO:
GBP 10.19 PER GBP 1,000.00 DENOMINATION
GBP 101.91 PER GBP 10,000.00 DENOMINATION
GBP 1,019.09 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 12

RE: NORTHERN ROCK PLC
    HKD 400,000,000.00
    MATURING: 22-Jan-2007
    ISSUE DATE: 21-Jan-2004
    ISIN: XS0184384534

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Jan-2004 TO 21-Apr-2004 HAS BEEN FIXED AT 0.185090 PCT

INTEREST PAYABLE VALUE 21-Apr-2004 WILL AMOUNT TO:
HKD 461.46 PER GBP 1,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 13

RE: NORTHERN ROCK PLC
    GBP 13,000,000.00
    MATURING: 22-Apr-2009
    ISSUE DATE: 22-Oct-2003
    ISIN: XS0178883152

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Jan-2004 TO 22-Apr-2004 HAS BEEN FIXED AT 4.160910 PCT

INTEREST PAYABLE VALUE 22-Apr-2004 WILL AMOUNT TO:
GBP 10.39 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 14

RE: NORTHERN ROCK PLC
    EUR 300,000,000.00
    MATURING: 26-Apr-2004
    ISSUE DATE: 26-Apr-2001
    ISIN: XS0127924172

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26-Jan-2004 TO 26-Apr-2004 HAS BEEN FIXED AT 2.225000 PCT

INTEREST PAYABLE VALUE 26-Apr-2004 WILL AMOUNT TO:
EUR 56.24 PER EUR 10,000.00 DENOMINATION
EUR 562.43 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 15

RE: NORTHERN ROCK PLC
    EUR 10,000,000.00
    MATURING: 26-Apr-2007
    ISSUE DATE: 26-Apr-2000
    ISIN: XS0110472460

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26-Jan-2004 TO 26-Apr-2004 HAS BEEN FIXED AT 2.255000 PCT

INTEREST PAYABLE VALUE 26-Apr-2004 WILL AMOUNT TO:
EUR 5,700.14 PER EUR 1,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 16

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 23 January 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 11,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 19,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,380,725 Shares representing 1.51% of the Company's issued share capital.

Document No. 17

RE: NORTHERN ROCK PLC
    GBP 17,127,000.00
    MATURING: 23-Jan-2009
    ISSUE DATE: 23-Jly-2003
    ISIN: XS0172971474

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Jan-2004 TO 23-Apr-2004 HAS BEEN FIXED AT 4.196560 PCT

INTEREST PAYABLE VALUE 23-Apr-2004 WILL AMOUNT TO:
GBP 10.46 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 18

RE: NORTHERN ROCK PLC
    GBP 938,000.00
    MATURING: 20-Oct-2008
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381306

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Jan-2004 TO 20-Apr-2004 HAS BEEN FIXED AT 4.087660 PCT

INTEREST PAYABLE VALUE 20-Apr-2004 WILL AMOUNT TO:
GBP 10.19 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  26 January 2004               By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary